FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated May 31, 2017

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten

61-63

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T  Rule 101(b)(l): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Incorporation by Reference

The Registrant hereby incorporates all parts of this Report on Form 6-K by reference in Registration Statement no. 333-199784 filed by the Registrant with the Securities and Exchange Commission on Form F-3 ASR under the Securities Act of 1933, as amended.

This Report comprises the following:

1. SEK Green Bond Investor Presentation

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 31, 2017

AKTIEBOLAGET SVENSK EXPORTKREDIT (publ)
(Swedish Export Credit Corporation)

	By:	/s/ Erik Hådén

	By:	/s/ Mats Axelman

3

Investor Presentation GreenBond

SEK’s mission and vision SEK’s mission is to ensure access to sustainable financial solutions for the Swedish export industry on commercial terms. SEK’s vision is to strengthen the competitiveness of Swedish exporters and help create employment and sustainable in Sweden. growth 100% owned by the Swedish government 2

Economy of Sweden Public debt to GDP Rating AAA/Aaa/Aaa GDP growth Q4 2016 (qoq/yoy) 1.0% / 2.3% GDP growth 2016 3.3% GDP 2016 USD 511.6bn* 5 year CDS spreads GDP per capita 2016 USD 51 554* Unemployment Mar 2017 6.4%** CPI / CPIF*** Mar 2017 (yoy) 1.3% / 1.5% Current Repo Rate -0.50% *USD/SEK average 2016, 8.56 ** seasonal adjusted, % of labour force *** CPIF = CPI with fixed mortgage rates 3 Source: SCB, IMF, Macrobond, Bloomberg

Swedish Exports – large part of GDP and well diversified Source: SCB, IMF, Macrobond As of December 31 2016 4 Exports and imports Share of GDP % 55 50 45 40 35 30 25 ImportExport Key export goods Materials 17% Machinery 15% Consumer goods 15% Auto 13% IT & telecom 12% Pulp & paper 10% Health care 8% Energy 6% Construction 4%

Well-known Swedish exporters

SSAB VOLVO AstraZeneca preem metro ERICSSON

IKEA SANDVIK H&M Tetra Pak SKANSKA SCA ABB

Spotify Acne VATTENFALL Atlas Copco Electrolux SAAB

SCANIA NCC MOJANG SKF Klarna Telia skype

SEK 5

The Swedish Export Credit System EKN guarantees Exporter negotiates with buyer Bank arranges SEK finances 6

Funding and liquidity: No refinancing risk 7 As of March 31 2017 USD bn 40 35 30 25 20 15 10 5 0 Loan facility with the Swedish National Debt Office Borrowing total, including shareholder's funds Lending with first possible pre-payment, including the CIRR-system

Credit portfolio • Demand for financing from the Swedish export industry increased dramatically during the financial crisis The Swedish government heavily increased SEK´s lending capacity the financial crisis • during • SEK secured access to financing for the Swedish exporters 8 As of March 31 2017 USD bnNew credits accepted 20 15 10 5 0 2007200820092010201120122013201420152016 2017 Q1

Counterparty exposures risk mitigation & • • • • • Export credit agency guarantees Bank guarantees Credit derivatives Collateral agreements Insurance company guarantees 9 As of March 31 2017 70% 60% 50% 40% 30% 20% 10% 0% CorporatesFinancial institutions incl. ABSSovereigns (incl. local and covered bondsgovernments) Gross exposureNet exposure

Liquidity portfolio Investment profile • • • Average duration of new investments: 6 months Maximum maturity: 18 months Minimum rating: Generally A-, with some exceptions 10 As of March 31 2017 Maturing profile of SEK’s liquidity portfolio 100% 90% 80% 70% 60% 50% 40% 30% 20% 10% 0% M < 1 year1 year < M < 3 yearsM > 3 years 31 Dec 201631 Mar 2017

Funding: flexible and diversified • Multiple funding programmes in all major currencies Funding in local currencies Responsive to investor needs An experienced benchmark issuer • • • Risk Management policy • • • No currency risk Very limited interest rate risk All structured notes are hedged 11 As of March 31 2017 New funding by structure, as of March 31, 2017 (March 31, 2016) Plain Vanilla 81.3% (62.6%) Equity linked 15.8% (23.2%) FX linked 2.5% (7.3%) Commodity linked 0.3% (3.1%) Power Reverse Dual Currency 0.2% (0.1%) IR linked 0% (3.7%) New funding by region, as of March 31, 2017 (March 31, 2016) Europe excl. Nordic countries 26,8% (30,1%) North America 26,8% (38,1%) Japan 21,3% (12,3%) Non-Japan Asia 13,4% (9,9%) Nordic countries 6,5% (2,3%) Middle East/Africa 2,6% (4,7%) Latin America 1,4% (2,6%) Oceania 1,2% (0%)

Most impressive sovereign, supranational or agency borrower 2014 Most impressive MTN borrower 2014 Global Issuer of the Year 12

About SEK Owner: Mission: Swedish government, 100% To ensure access to financial solutions for the Swedish export industry on commercial terms Financing of export credits Primary task: Credit rating: Established: S&P: AA+ /Stable/A-1+ 1962 Moody’s: Aa1/Stable/P-1 Financial information at March 31, 2017 Total assets Lending Common Equity Tier 1 capital ratio After-tax return on equity USD 33.5 bn USD 23.9 bn 19.0% 4.6% 13 As of March 31 2017

SEK and Sustainable Financing Comply with Environmental and Social International Standards • • • • Anti-corruption Environment Labor conditions Human rights Channel capital to a low carbon economy • • Swedish strategy for clean technology ECO-innovation 14

SEK Green Bond Framework • • • • Green Bond Principles compliant Second opinion by CICERO Eligible Projects CO2 reduction measured on an aggregated level Audited Allocation of Proceeds • • Homepage and Annual newsletter 15

SEK Green Bond Framework Second opinion “SEK bases its management of green projects on broad and well established guidelines like IFC’s Performance Standards on Environmental and Social Sustainability, IFC’s Environmental, Health and Safety General Guidelines and OECD’s “Common Approach” to environmental and social risks of projects. Furthermore, SEK employs the “International Financial Institution Framework for Harmonised Approach to Greenhouse Gas Accounting” for their CO2 impact assessment. Finally, SEK will establish a dedicated website which will allow for transparent reporting on all important aspects of the green bond program. Overall, we therefore find that SEK’s green bond framework has a very high probability of securing projects that support a low carbon and climate friendly future.” 16

SEK Green Bond Framework Eligible Projects • No fossil fuel projects are eligible • The Eligible Projects are selected through the best of SEK’s capabilities, and 1. are selected in two phases SEK Client Relationship Management team identifies and proposes a possible Eligible Project. 2. SEK Sustainability Department assesses as to whether a project qualifies as an Eligible Project. Final decision will rest with SEK Sustainability Department. 17

SEK Green Lending Eligible Projects • • Facility amount approximately Total annual CO2 reduction on USD 1 billion as of facility amount 2016-12-31. > 4,638,000 tons. Eligible Projects, per category as of December 31 2016 Sustainable Transport 8% Renewable energy 92% 18

SEK Green Bond Framework GHG accounting • CO2 emission reductions will be measured on a project basis in proportion to the part financed by SEK. • The methodology to measure these reductions follows the methodology set out in “International Financial Institution Framework for Harmonised Approach to Greenhouse Gas Accounting” November 2012. • SEK Sustainability department will estimate the reasonableness of reported reductions. 19

SEK Green Bond Framework Allocation of Proceeds • Subaccount to absorb the Green Bond Proceeds. Balance will be adjusted on a semi-annual basis. • An amount equal to the subaccount balance will be held in cash, Green Bonds or municipality and/or government risk with a minimum credit rating of AA-. Disbursements Green Bond Proceeds Amortizations • The subaccount balance will be reviewed by external auditors on a semi-annual basis. 20 Subaccount Eligible Projects

SEK Green Bond Framework Monitoring and reporting • Impact reporting on Eligible Projects and links to relevant documents will be disclosed at www.sek.se/en/investor-relations/green-bonds/ An annual newsletter will be provided to inform of Eligible Projects, CO2 emission reductions and a summary of the SEK Green Bond development. • Green Bond Proceeds 21

Disclaimer Cautionary statement regarding this presentation This document does not constitute or form part of and should not be construed as, an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SEK (Swedish Export Credit) (the “Company”) in any jurisdiction or an inducement to enter into investment activity. No part of this document, nor the fact of its distribution, should form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. No representation, warranty or undertaking, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or the opinions contained herein. None of the Company or any of its affiliates, advisors or representatives shall have any liability whatsoever (in negligence or otherwise) for any loss howsoever arising from any use of this document or its contents or otherwise arising in connection with the document. This document is not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction. Neither this presentation nor any copy hereof may be sent, or taken or distributed in Australia, Canada, or the Russian Federation. This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). Any person who is not a relevant person should not act or rely on this document or any of its contents. Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and the Company might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward -looking statements, including those we identify in "Risk Factors" and “Forward-Looking Statements” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to upd ate these forward-looking statements except as may be required by applicable law. 22